Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-756-3300

Fax:202-756-3333

www.alston.com

David J. Baum Direct Dial: 202-239-3346 E-mail: david.baum@alston.com

June 21, 2024

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II: Longboard Fund N-14

Ladies and Gentlemen:

On behalf of the Northern Lights Fund Trust II (the “Trust”) and its series, the Essential 40 Stock ETF, transmitted for filing under the Securities Act of 1933, as amended (the “1933 Act”), is a copy of the Trust’s Registration Statement on Form N−14, including exhibits, that contains a combined Prospectus/Information Statement that provides information relating to the reorganization of the Essential 40 Stock Fund (the “Target Fund”), a series of NLFT II, into the Essential 40 Stock ETF (the “Acquiring Fund”), a series of NLFT II (the “Reorganization”). The Trust confirms that the Reorganization meets the conditions of Rule 17a-8 under the Investment Company Act of 1940, as amended, that allow for the parties to the Reorganization to proceed in reliance on Rule 17a-8 without obtaining shareholder approval, as described in the Registration Statement.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on July 22, 2024.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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